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                              [DEKALB Letterhead]

                                February 7, 1996

Dear Fellow Shareholders:

     DEKALB Genetics and Monsanto have announced a long-term research and development collaboration in the field of agricultural biotechnology, particularly corn and soybean seed. In connection with the collaboration, Monsanto will purchase from DEKALB newly issued shares of Class A (voting) stock of DEKALB equal to 10% of the shares of Class A stock and 378,000 newly issued shares of Class B (non-voting) stock, in each case at a price of $65.00 per share. In addition, Monsanto has commenced a tender offer to purchase up to 1.8 million shares of Class B stock of DEKALB at a price of $71.00 per share, net to the seller in cash. Your Board of Directors has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated that the proposed transactions, taken as a whole, are fair to DEKALB and its shareholders from a financial point of view and has unanimously determined that the transactions, taken together, are fair to, and in the best interests of, DEKALB and its shareholders.

     The collaboration and cross-licensing agreements offer DEKALB an opportunity to join forces in the development of new agronomic seed products with Monsanto, a research partner bringing complementary skills to those already possessed by DEKALB. Monsanto possesses substantial technology resources and larger funding capabilities than DEKALB in the field of biotechnology gene and trait discovery and development and brings significant global regulatory expertise beyond that which an enterprise of DEKALB's size has the time or resources to develop internally.

     DEKALB believes that the synergy of combining the talent and intellectual property assets which the collaboration envisions should enable a faster rate of innovation in the new and highly competitive field of transgenic seeds with desirable traits. The collaboration strategically positions DEKALB's research capabilities for the start of the 21st Century and facilitates an important source of license revenue. It also provides assurance to our customers and dealers that DEKALB will continue to offer the most advanced genetic seed products to the marketplace.

     The tender offer provides shareholders an opportunity to sell all or a portion of their shares of Class B stock at a price which represents a premium of approximately 20% over $59 1/4, the closing market price per share of Class B stock on the last full trading day prior to the public announcement of the tender offer, and approximately 39% over $51, the average of the closing market prices per share for the 30 trading days prior to the public announcement of the tender offer.

     Your Board has unanimously recommended the tender offer to shareholders who desire an opportunity to sell all or a portion of their shares of Class B stock for cash at this time. The maximum number of shares of Class B Stock that may be purchased by Monsanto in the tender offer, together with the newly issued Class B stock, would constitute approximately 45% of the total issued and outstanding shares of Class B stock. Additional information about the tender offer, including the process for tendering your shares, is contained elsewhere in this package.

     Further information with respect to the agreements with Monsanto, including the recommendation of your Board and the opinion of Merrill Lynch, is included in the Statement on Schedule 14D-9 filed by DEKALB with the Securities and Exchange Commission, a copy of which is enclosed. You should refer to Monsanto's Offer to Purchase, Letter of Transmittal and related documents (copies of which are also enclosed) for the procedure for tendering shares and other information.

                                          Bruce P. Bickner
                                          Chairman and Chief Executive Officer